SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 17, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains an English translation of a notice, dated December 15, 2008, by StatoilHydro ASA to the SIX Swiss Exchange entitled "Information on the results of the Tender Offer and the calculation of the repurchase price to the holders of the 4 % Bonds 1999 - 2009 of CHF 200 million
(VN: 970'320 / ISIN: CH0009703205 / Common Code: XS10203210 / Symbol: STA99) (the "Bonds")".

Information on the results of the Tender Offer and the calculation of the repurchase price to the holders of the 4 % Bonds 1999 - 2009 of CHF 200 million
(VN: 970'320 / ISIN: CH0009703205 / Common Code: XS10203210 / Symbol: STA99) (the "Bonds")

The total principal amount of Bonds tendered for repurchase during the 20 November - 10 December 2008 offer period was CHF 48,085,000.

StatoilHydro ASA will repurchase these Bonds at the price of 102.669% determined on 11 December 2008, plus accrued interest for 56 days covering the period from 20 October 2008 (excluding) to 16 December 2008 (including). The repurchase price will be paid on 16 December 2008 against delivery of the Bonds (DVP/RVP).

The repurchased Bonds will be cancelled.

The total principal amount of Bonds outstanding as of 16 December 2008 will be reduced to CHF 151,915,000.

The outstanding bonds remain listed on the SIX Swiss Exchange.

Zurich, 15 December 2008

The bank mandated to carry out the Tender Offer was UBS AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
Dated: December 17, 2008	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer